SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29980; File No. 812-13955]

Columbia Funds Master Investment Trust, LLC, <u>et al.</u>; Notice of Application

March 13, 2012

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from rule 12d1-2(a) under the Act.

<u>Summary of Application</u>: Applicants request an order to permit open-end management

investment companies relying on rule 12d1-2 under the Act to invest in certain financial

instruments.

<u>Applicants</u>: Columbia Funds Master Investment Trust, LLC; Columbia Funds Series Trust;

Columbia Funds Series Trust I; Columbia Funds Series Trust II; Columbia Funds Variable

Insurance Trust; Columbia Funds Variable Insurance Trust I; Columbia Funds Variable Series

Trust II (each a "Trust" and collectively, the "Trusts"); Columbia Management Investment

Advisers, LLC ("Columbia Management"); and Columbia Management Investment Distributors,

Inc. (the "Distributor").

<u>Filing Dates</u>: The application was filed on September 8, 2011, and amended on February 28,

2012.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 9, 2012 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: 225 Franklin Street, Boston, MA 02110.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.	The Trusts are organized as Delaware statutory trusts, Delaware limited liability companies or Massachusetts business trusts, and are registered with the Commission as open-end management investment companies. The existing Funds of Funds (as defined below) are series of certain of the Trusts, each of which operates as a "funds of funds." Columbia Management, a Minnesota limited liability company, is an indirect wholly owned subsidiary of Ameriprise Financial, Inc. and serves as investment adviser to the existing Funds of Funds and the Underlying Funds (as defined below) in which those Funds of Funds invest. Columbia Management is registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act"). The Distributor, a Delaware corporation, is an affiliate of Columbia Management and a broker-dealer registered under the Securities Exchange Act of

1934, as amended ("Exchange Act"), that serves as distributor for the existing Funds of Funds and the Underlying Funds.

2.   Applicants request the exemption to the extent necessary to permit any existing or future registered open-end management investment company or series thereof that (i) is advised by Columbia Management or an investment adviser controlling, controlled by or under common control with Columbia Management (each, including Columbia Management, an "Adviser" and collectively, the "Advisers");[1] (ii) is part of the same "group of investment companies" as defined in section 12(d)(1)(G) of the Act, as the Trusts; (iii) invests in shares of other registered open-end investment companies ("Underlying Funds") in reliance on section 12(d)(1)(G) of the Act; and (iv) is also eligible to invest in securities (as defined in section 2(a)(36) of the Act) in reliance on rule 12d1-2 under the Act (each a "Fund of Funds") to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of section 2(a)(36) of the Act ("Other Investments").[2] Applicants also request that the order exempt any entity that now or in the future acts as principal underwriter or broker or dealer (if registered under the Exchange Act), with respect to the transactions described in the application.

3.   Consistent with its fiduciary obligations under the Act, each Fund of Funds' board of trustees will review the advisory fees charged by the Fund of Funds' Adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

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[1] Any other Adviser will also be registered under the Advisers Act.

[2] Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and condition in the application.

Applicants' Legal Analysis:

1.   Section 12(d)(1)(A) of the Act provides that no registered investment company ("acquiring company") may acquire securities of another investment company ("acquired company") if such securities represent more than 3% of the acquired company's outstanding voting stock or more than 5% of the acquiring company's total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company and companies controlled by it to own more than 3% of the acquired company's voting stock, or cause more than 10% of the acquired company's voting stock to be owned by investment companies and companies controlled by them.

2.   Section 12(d)(1)(G) of the Act provides, in part, that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquired company and acquiring company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

3.   Rule 12d1-2 under the Act permits a registered open-end investment company or

a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

5.   Applicants state that the Funds of Funds will comply with rule 12d1-2 under the Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Funds of Funds to invest in Other Investments while investing in Underlying Funds. Applicants assert that permitting the Funds of Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other

Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated

authority.

Kevin M. O'Neill
Deputy Secretary